November 23, 2016

Mr. W. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Sturm, Ruger & Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 24, 2016

Definitive Proxy Statement on Schedule 14A

Filed March 18, 2016

File No. 1-10435

Dear Mr. Cash:

In response to your letter of October 31, 2016, we have reviewed certain of our disclosures. The comments included in your letter and our responses follow:

Definitive Proxy Statement filed March 18, 2016

Grants of Plan-Based Awards Table, page 32

Comment 1.

We note your response to comment three of our letter dated September 13, 2016. We note that your draft disclosure for the estimated future payouts under equity incentive plan awards has identical amounts for threshold, target and maximum levels for each executive officer. Based on your disclosure on page 23 it appears that the threshold, target and maximum should be different amounts. Please advise.

Response

The disclosure on page 23 of the Definitive Proxy Statement filed March 18, 2016 related to the prospective change in the Company’s performance-based equity awards for the 2016 fiscal year. The performance-based equity awards made to the Company’s executive officers in the 2015 fiscal year, the most recently-completed fiscal year, contained both time-based and performance-based vesting criteria, as discussed on pages 20 and 23 of the Definitive Proxy Statement filed March 18, 2016. The performance-based trigger for the 2015 equity awards was a specified adjusted operating profit (“AOP”) target for the Company, which has to be achieved during any four-consecutive quarter period during the five-year “performance period” for the awards. Once the AOP target is achieved and the time-based vesting periods are complete, the full amount of the 2015 performance-based equity awards will become vested and payable to the executives. If the AOP target is not achieved during the performance period, or the executive officers leave the Company prior to the end of the time-based vesting period (other than by reason of retirement, death, or disability), the awards will not vest, and the executives will not receive any shares of the Company’s common stock with respect to the awards. Accordingly, the “threshold,” “target” and “maximum” share numbers for the performance-based equity awards are the same.

Attached as Exhibit I, our proposed disclosure has been revised accordingly.

Given the change in the performance criteria for the Named Executive Officers’ 2016 performance-based equity awards, which were issued earlier this year, we agree that the “threshold,” “target” and “maximum” estimated future payouts for each of such awards will be different.  We will reflect those differences in the “Grants of Plan-Based Awards” table in the Company’s next annual proxy statement, in accordance with Item 402(d)(2)(iv) of Regulation S-K.

Comment 2.

We note Footnote one to the draft Grants of Plan-Based Awards Table. We do not agree with your conclusion that your Annual Performance based Non-equity Incentive plan does not need to be made in columns (c) through (e) of the Grants of Plan-Based Awards table because all cash bonuses earned by your named executive officers were paid prior and were reflected in the Summary Compensation Table. Item 402(d) of Regulation S-K requires disclosure concerning each grant of an award made to a named executive officer in the last completed fiscal year under any plan. The amounts specified by Item 402(d)(2)(iii) of Regulation S-K should be disclosed in columns (c) through (e) of your Grants of Plan-Based Awards table; the heading over the columns may be changed to “Estimated possible payouts under non-equity incentive plan awards.” See Question 120.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Regulation S-K. Please revise your proposed revised disclosure Grants of Plan-Based Awards Table and confirm that you will comply with this in future filings.

Response

In future filings, we will comply with the requirements specified by including all required columns in the tabular format contemplated by Item 402(d) of Regulation S-K.

Footnote 1 and the applicable columns in the illustrative “Grants of Plan-Based Awards Table” in the attached Exhibit I have been revised accordingly.

*********************

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 259-7843 ext. 33251.

Sincerely,

/s/ Thomas A. Dineen

Thomas A. Dineen

Vice President, Treasurer and Chief Financial Officer

Exhibit I

GRANTS OF PLAN-BASED AWARDS TABLE

Named Executive Officer	Grant Date	Estimated possible payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All other stock awards: Number of shares of stock or units (#)(3)	All other option awards: Number of securities underlying options (#)	Exercise Price of Option Awards or Base Price of Stock Awards (4) ($/Share)	Grant Date Fair Value (5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Michael O. Fifer	1/1/15 3/3/15 3/3/15	$330,000 - -	$550,000 - -	- -	10,436 -	10,436 -	10,436 -	- 10,436	- -	$52.70 $52.70	$550,000 $550,000
Christopher J. Killoy	1/1/15 3/3/15 3/3/15	$157,500 - -	$262,500 - -	- -	4,981 -	4,981 -	4,981 -	- 4,981	- -	$52.70 $52.70	$262,500 $262,500
Thomas A. Dineen	1/1/15 3/3/15 3/3/15	$114,000 - -	$190,000 - -	- -	3,605 -	3,605 -	3,605 -	- 3,605	- -	$52.70 $52.70	$190,000 $190,000
Mark T. Lang	1/1/15 3/3/15 3/3/15	$114,000 - -	$190,000 - -	- -	3,605 -	3,605 -	3,605 -	- 3,605	- -	$52.70 $52.70	$190,000 $190,000
Thomas P. Sullivan	1/1/15 3/3/15 3/3/15	$114,000 - -	$190,000 - -	- -	3,605 -	3,605 -	3,605 -	- 3,605	- -	$52.70 $52.70	$190,000 $190,000

Notes to Grant of Plan-Based Awards Table

(1)	Each of our executive officers received cash incentive compensation for our company-wide financial performance as a result of our achieving the pre-established targets set out in our Annual Performance-based Non-equity Incentive (the Annual Cash Bonus). The amounts in these columns represent the estimated possible payouts that could have occurred under the Annual Performance-based Non-equity Incentive. There is no stated maximum payout for any of the Annual Performance-based Non-equity Incentive awards. The actual amount paid to each Named Executive Officer with respect to the Annual Performance-based Non-equity Incentive award granted to such Named Executive Officer in 2015 is set forth in the 2015 Summary Compensation Table above, and no further amounts will be paid to the Named Executive Officers with respect to those awards. Our 2016 Annual Performance-based Non-equity Incentive program is discussed under “Compensation Discussion and Analysis —How are Profit Sharing and Bonuses Determined?”
(2)	This column sets forth the number of shares of Common Stock underlying the RSU awards with performance-based and time-based vesting conditions that were granted to the Named Executive Officers. If the Named Executive Officers do not satisfy the performance-based vesting conditions with respect to such RSU awards, which are based on a specified “adjusted operating profit” (“AOP”) target, or the Named Executive Officers leave the Company prior to the end of the time-based vesting period (other than by reason of retirement, death, or disability), such awards will not vest, and the Named Executive Officers will not receive any shares of Common Stock with respect to such awards. Once the AOP target is achieved and the time-based vesting periods are complete, the full amount of the 2015 performance-based equity awards will become vested and payable to the Named Executive Officers. See Compensation Discussion and Analysis section titled “How are Equity Compensation Awards Determined” and “TARGET COMPENSATION TABLE” above for further information regarding the Named Executive Officers’ performance-based RSU compensation.
(3)	This column sets forth the number of shares of Common Stock underlying the RSU awards with time-based vesting conditions that were granted to the Named Executive Officers. See “What Are the Elements of the Company’s Executive Remuneration and the Objectives of Each?” above for further information.

(4)	The base price of the RSU awards was the mean of the highest and lowest sales price of the Common Stock as of the date of grant.

(5)	Amounts shown represent the total grant date fair value calculated in accordance with the provisions of FASB ASC 718, and are shown at the maximum unit value expected upon achievement of the performance or time-based goals of the awards. See Note 13 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2015 regarding assumptions underlying valuation of equity awards. Any estimate of forfeitures related to service-based vesting conditions are disregarded pursuant to the SEC Rules.